10 Oceana Way Norwood, MA 02062 844-244-0200 marimedinc.com

January 21, 2020

Filed via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn:	Inessa Kessman, Senior Staff Accountant
Robert Littlepage, Accounting Branch Chief

Re:	MariMed Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018 (“10-K”)
Filed April 16, 2019
File No. 000-54433

Dear Ms. Kessman and Mr. Littlepage:

We have reviewed the comment to the above-referenced 10-K as set forth in your letter dated December 23, 2019 and are providing the following response thereto. For your convenience, a copy of the comment is provided in italics below.

Form 10-K for the Fiscal Year Ended December 31, 2018

Liquidity and Capital Resources, page 21

1.	We note that you raised $45 million and $29.2 million in financing transactions in 2018 and nine months ended September 30, 2019. You also had significant negative cash flows from operations for both the fiscal year ended December 31, 2018 and nine months ended September 30, 2019. As such, please expand your Liquidity and Capital Resources section to identify any material liquidity deficiencies. Address any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in liquidity increasing or decreasing in any material way. Your discussion should analyze your ability to meet your liquidity needs both on a long-term and short-term basis. Also, tell us how you considered the going concern guidance in ASC 205-40. Provide us with your proposed future disclosure.

We respectfully advise the Staff that in connection with the preparation of the financial statements of MariMed Inc. (the “Company”) for the year ended December 31, 2018 and for the nine months ended September 30, 2019, the Company’s management evaluated the Company’s ability to continue as a going concern in accordance with ASC 205-40. Specifically, there were no relevant conditions or events, considered in the aggregate, that were known or reasonably knowable by management on the issuance dates of the aforementioned financial statements which indicated the probable likelihood that the Company would be unable to meet its obligations as they become due within one year after the issuance date of the aforementioned financial statements.

As part of its evaluation, management assessed known trends, commitments, and uncertainties, which at the time included the lower level of capital raised by the Company in 2019 than in the previous year, the overall slowing of cannabis industry investment activity, the decline of stock prices across nearly all public cannabis companies, missteps and/or declines of certain bellwether cannabis companies, and the weakening of cannabis investor confidence. While it was determined that these factors would likely have an impact on the Company’s ability to raise capital, such impact would solely affect the speed at which the Company could complete its transition plan (described in our previous SEC filings) and develop new facilities, but would not impact the Company’s liquidity or ability to continue as a going concern.

Such determination that the Company’s liquidity had not weakened in any material way was primarily supported by:

(i)	The anticipated payment of a $30 million receivable balance due from GenCanna Global, Inc., a related party as disclosed in the Company’s filings;

(ii)	The projected profitability increase of the Company’s Illinois dispensary operations following the legalization of recreational cannabis for adult use commencing January 1, 2020; and

(iii)	The opening of the Company’s Massachusetts dispensary in December 2019, and the launch of wholesale selling operations of the Company’s Massachusetts cultivation and production facility in the first quarter of 2020.

As of the date of this response, the profitability increases in the Illinois dispensaries, and the progress of the Massachusetts dispensary and cultivation/production facility have occurred as planned. The receivable balance from GenCanna, however, has not been timely paid, and we have been informed by GenCanna that such payment will not be made until it resolves a deficiency in its liquidity. Accordingly, our Form 10-K for the fiscal year ended December 31, 2019 will include a reserve against this receivable balance, the amount of which will be based on the partial payment(s) made by GenCanna, if any, as well as the status of GenCanna’s efforts to resolve its liquidity deficiency prior to our filing.

In order to address the impact that GenCanna’s payment delay/default will have on the liquidity of the Company, we are currently in discussions with lenders regarding a short term loan facility to provide working capital through the latter part of 2020, at which time we believe the Company’s operating profit will organically support its day-to-day operations. At the same time, we are also meeting with financial institutions to consider generating liquidity from our owned and mortgaged real property via the refinancing of certain mortgages, sale of certain property, and/or a combination thereof. As of the date of this response, we do not have a firm commitment for any loan or financing transaction, however we believe we will consummate a financing prior to the next required repayment dates of our maturing debt.

Our proposed future disclosure of Liquidity and Capital Resources in our Form 10-K for the fiscal year ended December 31, 2019 cannot be provided in its final form at this time as it will depend on the financial results of calendar 2019 which are currently being finalized, as well as the status of the GenCanna receivable, and the outcome of our efforts to obtain a short term loan or financing facility. Nevertheless, the following is a qualitative description of how we intend to expand our disclosure.

*    *    *

Liquidity and Capital Resources

As of December 31, 2019, we reported cash and cash equivalents of approximately $[TBD] and working capital of $[TBD], compared to cash and cash equivalents of approximately $4.1 million and working capital of approximately $5.8 million as of December 31, 2018. The change in working capital from year-to-year is due to [to be disclosed and explained].

Operating Activities

[We will disclose the level of cash from operating activities of each reported period and the reason for year-to-year change. The latest developments with respect to the GenCanna receivable and the amount of reserve recorded against such receivable will be disclosed and explained. We will also discuss management’s expectation that by the latter part of 2020 the Company’s operating profit will organically support it day-to-day operations.]

Investing Activities

[We will disclose the level of cash used in investing activities of each reported period and the reason for year-to-year change.]

Financing Activities

During the year ended December 31, 2019, we raised $32.31 million, comprised of $19.96 million from the issuance of promissory notes, $9.60 million from the issuance of convertible debentures, and $2.75 million from the sale of common stock. Please refer to the footnote disclosures accompanying our audited consolidated financial statements for the year ended December 31, 2019 for further discussion of these transactions.

In the previous calendar year, we raised $44.7 million, comprised of $31.8 million from the sale of common stock, $9.9 million from the issuance of convertible debentures, and $3.0 million from the issuance of a promissory note. In addition, capital of approximately $2.0 million was extended to us for building improvements on our New Bedford, MA property by the mortgagee.

These funds were used to execute on our transition strategy to become a direct cultivator, producer, and dispenser of cannabis and cannabis-related products, to continue the development of our facilities and our hemp operations, to expand our branded licensing business, and for working capital purposes.

[A paragraph will be added to disclose our efforts after December 31, 2019 through the filing date to obtain a short term loan or closing on a financing transaction as explained in our response above.]

We continue to require and negotiate for additional sources of capital, although there can be no assurance that any such capital will be obtained on terms that are acceptable to us. We believe the unavailability of additional capital would not affect the Company’s ability to continue as a going concern as explained above, but would impact the speed at which we can finalize our transition strategy, develop new cannabis facilities, and acquire additional cannabis or CBD operations.

*    *    *

Please contact the undersigned or our counsel, Kenneth S. Rose, Esq. (914-993-6051 or krose@kelaw.com), should you require clarification with respect to the foregoing.

Sincerely,

MariMed Inc.

By:	/s/ Jon R. Levine
Jon R. Levine
Chief Financial Officer

cc: Kenneth S. Rose, Esq.